July 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:                             Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and Coca-Cola HBC Finance B.V. (“Finance B.V.”, and together with Coca-Cola Hellenic, the “Registrants”) Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-110470)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrants hereby request that the Securities and Exchange Commission (the “Commission”) permit the withdrawal of their Registration Statement on Form F-3, including all exhibits thereto (File No. 333-110470), which was initially filed with the Commission on November 13, 2003, and amended on December 18, 2003 and December 19, 2003 (the “Registration Statement”).

On June 18, 2013, the new parent holding company of the Coca-Cola Hellenic group, Coca-Cola HBC AG (“Coca-Cola HBC”), announced that it had acquired all of the ordinary shares of Coca-Cola Hellenic, including such shares represented by American Depositary Shares, pursuant to an exchange offer and a subsequent statutory buy-out under Greek law.  Accordingly, the New York Stock Exchange has filed Form 25 to delist Coca-Cola Hellenic’s ordinary shares and its American Depositary Shares representing such ordinary shares.  As soon as practicable after effectiveness of the delisting, Coca-Cola Hellenic intends to file a Form 15F with the Commission to deregister (i) its ordinary shares, (ii) its American Depositary Shares representing such shares, and (iii) the 5.125% Notes due 2013 and 5.500% Notes due 2015 issued by Finance B.V. and guaranteed by Coca-Cola Hellenic, and to terminate Coca-Cola Hellenic’s reporting obligations under the U.S. Securities Exchange Act of 1934, as amended.  (The 5.125% Notes due 2013 and 5.500% Notes due 2015 were registered pursuant to a registration statement on Form F-4 (File No. 333-110475), which was initially filed with the Commission on November 13, 2003, and was amended on December 18, 2003 and December 19, 2003).

In anticipation of such deregistration, the Registrants seek to withdraw the Registration Statement.  No securities were sold in connection with or pursuant to the Registration Statement. The Registrants understand that the fee paid in connection with the Registration Statement will not be refunded.

If you have any questions with respect to this matter, please contact Spyros Mello at + 30 210 618 3252. Thank you for your assistance.

Very truly yours,

/s/ SPYROS MELLO

Spyros Mello
Director
Coca-Cola Hellenic Bottling Company S.A.

/s/ Sjors van der Meers

Sjors van der Meers
Director A
Coca-Cola HBC Finance B.V.

/s/ Jan Gustavsson

Jan Gustavsson
Director B
Coca-Cola HBC Finance B.V.